June 14, 2010

Ms. Jennifer Riegel, Staff Attorney

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Neogen Corporation

File Number 000-17988

Form 10-K: For the Fiscal Year Ended May 31, 2009

Form 10-Q: For the Quarterly Periods Ended August 31, 2009 and

November 30, 2009

Definitive Proxy Statement on Schedule 14A

Via Edgar and Fax (202-772-9198)

Dear Ms. Riegel:

This letter is provided by Neogen Corporation, a Michigan corporation (the “Company”); in response to the Staff’s comment letters dated February 23, 2010, April 2, 2010 and oral discussions with respect to the above-referenced filings.

The Company remains of the belief that none of its royalty arrangements would result in a disadvantage to Neogen’s continued manufacturing and marketing of the specific products upon the expiration of the patents and none of the patents are of a scope that would prevent competition from entering the same markets using a different technology.

The exclusive dairy antibiotics patents are owned by Neogen. Royalties totaling $346,000 were paid in fiscal 2009 to The University of Liege under agreements that expire in 2019 when the last of the patents expire. The royalties are based on world-wide revenues from sales of product in the general markets in which the Company operates. Sales of these products in fiscal 2009 approximated $11.6 million or 9.8% of total revenues. The royalty payments compensate the University for scientific technical services provided in conjunction with the manufacturing and marketing of the product. As Neogen

Corporation manufactures other similar diagnostic products it is our belief that our personal could perform the technical services provided by the University should it be necessary. Since these payments are similar to a service retainer as opposed to a royalty that must be paid to support a future revenue steam, we believe that the filing of copies of the agreements as exhibits to our Filings would not add to the understanding of the Company’s finances by stakeholders and other users.

The allergen product license agreement provides for royalty payments to University of Nebraska through 2012 with provision for year to year extensions thereafter. Royalties under this agreement were $235,000 in fiscal 2009. Payments under this exclusive agreement are based on world-wide revenues of $4.6 million in fiscal 2009. Under this agreement, Neogen has the first right of refusal for exclusive use of any food allergen research conducted by University of Nebraska that might lead to the development of a commercial product in the future. There are no patents surrounding this technology and the technology is not considered to be patentable. Since these royalties are not paid to support the continuation of existing sales of allergen products, we believe that the filing of copies of the agreements as exhibits to our Filings would not add to the understanding of the Company’s finances by stakeholders and other users.

The license agreements related to the technology for detection of ATP. Payments were $125,000 in fiscal 2009. Royalties are based on world-wide revenues of $4.6 million derived from the general markets in which the Company operates. Underlying patents will expire in 2013. ATP products represent less than 4% of consolidated sales and are generally independent of other Neogen products. Since these royalties represent sales that are not material to Neogen’s overall sales currently nor are expected to be in the future, we believe that the filing of copies of the agreements as exhibits to our filings would not add to the understanding of the Company’s finances by stakeholders and other users.

Remaining royalties either expired in fiscal year 2009 or are individually insignificant.

On the subject of our Fiscal 2010 Proxy statement, we agree to follow the disclosures outlined in our April 26, 2010 letter to the Securities and Exchange Commission in response to the Commissions letter dated April 2, 2010.

If you have any questions please contact me at 517-372-9200 by voice or at 517-372-3480 by facsimile.

Very truly yours,

/s/ Richard R. Current
Richard R. Current Vice President & CFO